Mail Stop 6010

March 23, 2007

James D. MacDonald
Chief Financial Officer
Metal Storm Limited
Level 34, Central Plaza One
345 Queen Street
Brisbane, QLD, 4000
Australia

      **Re:**    **Metal Storm Limited**
              **Form 20-F for the Fiscal Year Ended December 31, 2005**
              **Filed July 17, 2006**
              **File No. 000-31212**

Dear Mr. MacDonald:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant